

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2023

David Callen
Executive Vice President and Chief Financial Officer
Sleep Number Corp
1001 Third Avenue South
Minneapolis, Minnesota 55404

      Re: Sleep Number Corp
          Form 10-K for the year ended January 1, 2022
          Form 10-Q for the period ended October 1, 2022
          File No. 0-25121

Dear David Callen:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Manufacturing